July 24, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On May 31, 2019, the Registrant, on behalf of its series, AlphaCentric Robotics and Automation Fund, f/k/a AlphaCentric Global Innovations Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on July 15, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Comment 1: Please provide the Fund’s previous name parenthetically on the cover of the prospectus and where the Fund name is introduced in the summary prospectus.

Response: The Registrant has amended the cover of the prospectus and the summary prospectus accordingly.

Fee Table

Comment 2: In footnote 2 to the Fee Table, please clarify that the recoupment of expenses will occur only after any fee recapture is taken into account.

Response: The Registrant has amended its disclosures to state the following:

 Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) ~~if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.~~ so long as such recoupment does not cause the Fund’s expense ratio (after the

Ms. Elisabeth M. Bentzinger July 24, 2019 Page 2

repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Principal Investment Strategies

Comment 3: The third sentence of the first paragraph under the heading “Principal Investment Strategies” on page 2 of the prospectus identifies sectors in which the Fund may invest. Please include corresponding risk disclosures for each of the sectors identified in that sentence.

Response: The Registrant will enhance its Item 4 and Item 9 disclosure of “Sector Risk” to include sub-risks detailing the risks of investing in the manufacturing, infrastructure, transportation, energy, healthcare, information technology, media and communications sectors.

Comment 4: If the Fund’s shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response: The Fund’s shares are not sold through banks.

Principal Investment Risks

Comment 5: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order Defined Risk’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund is part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and five other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Ms. Elisabeth M. Bentzinger July 24, 2019 Page 3

Comment 6: To avoid investor confusion, please retitle “Acquired Fund Risk” to “ETF Risk” because the Fund does not invest in other investment companies except for ETFs. Please add risk disclosure regarding investing in ETFs, generally.

Response: The Registrant respectfully declines the Staff’s comment. As noted in response to Comment 5, the Fund is part of a larger fund complex which relies on the disclosure of “Acquired Fund Risk.” The Registrant notes that the Fund has disclosed the risks of investing in ETFs generally as sub-risks to “Acquired Fund Risk” in its Item 9 disclosures, and will summarize those sub-risks in its Item 4 disclosures.

Comment 7: Please add “Market Pricing Variance Risk” to the Fund’s principal investment risks in connection with its positions in inverse and leveraged ETFs. Please disclose how often the Fund will rebalance its leveraged ETF or inverse ETF positions. If the Fund does not rebalance on a daily basis, please provide a justification and disclose the risks associated with holding positions for longer than one day.

Response: The Registrant has already disclosed “Market Volatility-Linked ETFs Risk” among the Fund’s principal investment risks such that disclosure of an additional “Market Pricing Variance Risk” would be redundant. The Registrant may not rebalance its leveraged ETF or inverse ETF positions daily. Daily rebalancing during declining markets could exaggerate losses and the frequency of the Fund’s rebalancing is within the sub-adviser’s discretion. The Registrant’s disclosure of “Market Volatility-Linked ETFs Risk” addresses the risk associated with holding positions for longer than one day.

Comment 8: Please consider adding “Large Capitalization Stock Risk” to the principal investment risks.

Response: The Registrant has added “Large Capitalization Stock Risk” to its principal investment risks.

Performance

Comment 9: Please rephrase the first sentence of the paragraph marked “Performance” on page 6 of the Prospectus to more accurately describe the information presented in the bar chart and accompanying table.

Response: The Registrant has amended its disclosures to state the following:

The bar chart ~~and accompanying table~~ shown below provides an indication of the risks of investing in the Fund by showing the total return of its Class A shares for each full calendar year~~, and~~. Although Class C and Class I shares have similar

Ms. Elisabeth M. Bentzinger July 24, 2019 Page 4

annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class C and Class I shares are different from Class A shares because Class C and Class I shares have different expenses than Class A shares. The accompanying table ~~by~~ shows~~ing~~ how ~~it’s~~ the Fund’s average annual returns compare over time with those of a broad measure of market performance and a supplemental index.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 10: In the first paragraph under the heading “AlphaCentric Robotics and Automation Fund” on page 8 of the Prospectus, please disclose that the Fund will consider the investments of its underlying funds, including ETFs, when determining its compliance with its concentration policy.

Response: The Registrant has amended its disclosures to state the following:

The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the machinery and electrical equipment industries, collectively, and will consider the investments of its underlying funds, including ETFs, when determining its compliance with this policy.

Comment 11: To the extent that the Fund includes derivatives as part of its 80% policy, please disclose that the Fund will value such derivatives on a mark-to-market basis for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Fund does not invest in derivatives as a principal investment strategy and does not include them within its 80% policy.

Comment 12: The fourth sentence of the first paragraph under the heading “AlphaCentric Robotics and Automation Fund” on page 8 of the Prospectus (beginning “The Fund’s portfolio is composed of companies . . .”) appears redundant with the second sentence of the second paragraph under the same heading (beginning “The Fund’s portfolio will be composed of companies . . .”).

Response: The Registrant has deleted the second sentence from the second paragraph under the heading “AlphaCentric Robotics and Automation Fund.”

Comment 13: Please consider whether each risk denoted as a “Non-Principal Risk” in the risk table on pages 10-12 of the Prospectus should be denoted as “Not Applicable.”

Response: The Registrant has reviewed the risk table and made the necessary adjustments.

Ms. Elisabeth M. Bentzinger July 24, 2019 Page 5

Comment 14: Please consider whether “Medium (Mid) Capitalization Stock Risk” is redundant of “Small and Medium Capitalization Stock Risk.”

Response: The Registrant has deleted “Medium (Mid) Capitalization Stock Risk.”

Comment 15: On page 46 of the Prospectus under the heading “How to Redeem Shares,” please clarify that any redemption order submitted to a broker-dealer or other financial institution will not be considered received by the Fund unless the broker-dealer or financial institution is authorized by the Fund to accept the order on its behalf. Further, please disclose that an order will not be processed until it is received by the Fund or its designated agent.

Response: The Registrant has reviewed its disclosures and respectfully believes that, as currently written, they satisfy the requirements of Form N-1A.

Comment 16: In the second sentence of the third paragraph under the heading “How to Redeem Shares,” please add that the Fund may redeem in-kind.

Response: The Registrant respectfully declines to make the requested revision. As noted on page 47 of the Prospectus under the heading “Redemptions in Kind,” all redemptions are made in cash only.

Comment 17: Please provide disclosure regarding the matters considered by the Board of Trustees in connection with the approval of the sub-advisory agreement.

Response: The Registrant notes that such disclosure can be found in the last paragraph under the heading “Sub-Investment Advisor—Robotics and Automation Fund” on page 32 of the Prospectus.

Statement of Additional Information

Comment 18: Please revise paragraph (g) in the Investment Restrictions on page 2 of the Statement of Additional Information to clarify that the Fund may not invest 25% or more in any industry except for the machinery and electrical equipment industries.

Response: The Registrant has amended its disclosures to state the following:

As a matter of fundamental policy, the Fund may not . . . (g) invest more than 25% in any industry except for ~~25% or less in~~ companies in the machinery and electrical equipment industries, collectively.

Comment 19: Please note that the chart at the bottom of page 32 of the Statement of Additional Information should be as of the most recently completed fiscal year.

Ms. Elisabeth M. Bentzinger July 24, 2019 Page 6

Response: The Registrant will complete the table with information as of March 31, 2019.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser